Filed by Calyxt, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Calyxt, Inc.

Commission File No.: 001-38161

In connection with the implementation of the proposed merger of Cibus Global, LLC and Calyxt, Inc., on May 2, 2023, the following disclosure statement was distributed to Cibus Global, LLC equity holders:

To our Members and Warrant-Holders:

After careful consideration by its management and careful consideration and approval by its board of managers (the “Board”), on January 13, 2023, Cibus Global, LLC, a Delaware limited liability company (“Cibus Global” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”) with Calyxt, Inc., a Delaware corporation (“Calyxt”), Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt (“Merger Subsidiary”), and certain blocker entities holding units and warrants of Cibus Global (collectively, the “Blockers”). Pursuant to the Merger Agreement, subject to the terms and conditions therein, (a) each of the Blockers will merge with and into Calyxt, with Calyxt as the surviving corporation (each, a “Blocker Merger” and collectively, the “Blocker Mergers”), (b) in connection with the Blocker Mergers, Calyxt will change its name to “Cibus, Inc.” (the resulting company, “Cibus, Inc.”) and (c) Merger Subsidiary will merge with and into the Company, with the Company as the surviving limited liability company (the “Cibus Merger” and, together with the Blocker Mergers, collectively the “Mergers”). A copy of the Merger Agreement is being provided to you in the PNC PAID portal along with this Disclosure Statement.

Please review carefully the enclosed Disclosure Statement, the Merger Agreement and the other documents provided to you in the PNC PAID portal. These documents provide important information regarding the Mergers, what you will receive in the Mergers, your rights as a member or warrant holder of Cibus Global and obligations you may incur as a result of the transaction. AFTER YOU HAVE REVIEWED THESE MATERIALS, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED IN THE ENCLOSED DISCLOSURE STATEMENT UNDER THE SECTION ENTITLED “WHAT YOU ARE BEING ASKED TO DO”.

The closing of the Transactions is subject to the approval of Calyxt’s stockholders, the approval of Cibus Global’s members, approval of the Blocker members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions, as more particularly described in the Merger Agreement and in the accompanying copy of Calyxt’s Proxy Statement/Prospectus dated April 18, 2023 (the “Proxy Statement/Prospectus”). Although there can be no guarantee as to if and when the Mergers will be completed, the parties currently expect the Mergers to occur in the second quarter of 2023.

Disclosure Statement

The enclosed Disclosure Statement explains the proposed Mergers, important terms and conditions related to the Mergers, the consideration you will receive in the Mergers in exchange for your Cibus Global units and warrants, and other information regarding Cibus Global, Calyxt and the Mergers. Please read the Disclosure Statement carefully.

Action of the Board of Managers at a Special Meeting

On January 13, 2023, the Company’s Board unanimously (a) determined that the Cibus Merger and the other Transactions are advisable and fair to, and in the best interests of, the Company and its members, (b) approved and adopted the Merger Agreement, the Cibus Merger, the conversion all preferred units of the Company (“Cibus Preferred Units”) into voting common units of the Company immediately prior to the Mergers (the “Preferred Unit Conversion”), and the other Transactions, and all other actions or matters necessary, advisable or appropriate to give effect to and implement the foregoing, and (c) recommended that the members of the Company adopt the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions, which are more fully described in the enclosed Disclosure Statement.

Member Approval of the Mergers and Preferred Unit Conversion

In the PNC PAID portal, you are being provided with a copy of the Action by Written Consent of the Members of the Company (the “Written Consent”). The Mergers cannot take place unless the requisite number of members of the Company who hold Cibus Preferred Units under applicable Delaware law and the Company’s Second Amended & Restated Operating Agreement have adopted the Merger Agreement and approved the Mergers and approved the Preferred Unit Conversion. As a result, the Company is requesting that all members of the Company who hold Cibus Preferred Units provide their written consent to the foregoing by signing and submitting the Written Consent provided to you in the PNC PAID portal. Only holders of Cibus Preferred Units are entitled to vote on the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions. If you do not hold Cibus Preferred Units (or if you only hold Cibus PIUs and/or Cibus Warrants), you are not entitled to vote on the Merger Agreement or approve the Cibus Merger, the Preferred Unit Conversion or the other Transactions. More detailed instructions are set forth below in the enclosed Disclosure Statement under the section entitled “What You Are Being Asked To Do”.

Merger Consideration

At the effective time of the Cibus Merger, all of the issued and outstanding membership units of Cibus Global (“Cibus Units”) (including profits interest units (“Cibus PIUs”)), and all warrants to purchase Cibus Units (“Cibus Warrants”), will be cancelled (or in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement:

•

any pre-Closing holder (excluding the Blockers, but including any investor who has delivered an irrevocable commitment as of the date of the Merger Agreement to purchase Cibus Global membership units prior to the closing of the Transactions) of Cibus Units that is as of the mailing date of the accompanying proxy statement/prospectus among the 99 largest holders of Cibus Units (on a fully-diluted basis) (collectively, the “Top 99 Holders”) shall have option to elect, on a per unit basis, to receive either (a) the number of shares of Class A Common Stock of Cibus, Inc. set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) or (b) a number of shares of Class B Common Stock of Cibus, Inc. together with an equal number of Cibus Global common units (such combination of a Class B Common Stock and a Cibus Global common unit, an “Up-C Unit”), as set forth on the Allocation Schedule, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all holders of Cibus Units, other than Top 99 Holders and Blockers, shall receive the number of shares of Class A Common Stock of Cibus, Inc. set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock of Cibus, Inc. set forth on the Allocation Schedule; and

•

all Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIUs), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock of Cibus, Inc. set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIUs prior to the Mergers.

The merger consideration described above, including the calculations set forth in the Allocation Schedule, is discussed in further detail in the enclosed Disclosure Statement and the Proxy Statement/Prospectus (which is also being provided to you in the PNC PAID portal). Note that you may also separately receive a paper copy of the Proxy Statement/Prospectus by mail in the coming days or weeks, however, this paper copy is being provided to you for informational purposes only.

IF YOU DO NOT COMPLETE, SIGN AND SUBMIT IN THE PNC PAID PORTAL EITHER (A) AN IRS FORM W-9 (FOR U.S. PERSONS) OR (B) AN IRS W-8 ALONG WITH A CERTIFICATION OF NONRECOGNITION (FOR NON-U.S. PERSONS), THEN YOUR SHARES OF CIBUS, INC. COMMON STOCK MAY BE SUBJECT TO TAX WITHHOLDING AND MAY DELAY RECEIPT OF YOUR MERGER CONSIDERATION. IT IS IMPERATIVE THAT YOU COMPLETE, SIGN AND SUBMIT THESE MATERIALS A PROMPTLY AS POSSIBLE.

[As a Top 99 Holder, you are entitled to make an election as to your form of merger consideration as outlined in the first bullet above. In the PNC Portal, you will find an Election Form which will allow you to elect to receive Up-C Units in exchange for your Cibus Preferred Units (up to a total of 95%) or to receive shares of Class A Common Stock of Cibus, Inc. in exchange for all of your Cibus Preferred Units. Please follow the instructions set forth in the Election Form in the PNC PAID portal in order to make a valid election. Note that if you choose to receive Up-C Units in exchange for any of your Cibus Preferred Units, in order to make a valid election, you must also separately sign and submit copies of the Amended & Restated Limited Liability Company Agreement of Cibus Global, LLC, the Tax Receivable Agreement, the Exchange Agreement and the Registration Rights Agreement, all of which will be provided in the PNC PAID portal. More detailed instructions are set forth below in the enclosed Disclosure Statement under the section entitled “What You Are Being Asked To Do”.]

On behalf of the Company’s Board and management, we thank you for your continued support.

Sincerely,

/s/ Rory Riggs
Rory Riggs
Chief Executive Officer

May 2, 2023

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including the Registration Statement, which includes a proxy statement of Calyxt for the stockholders of Calyxt and that serves as a prospectus of Calyxt and an information statement of Cibus Global, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS GLOBAL AND THE PROPOSED TRANSACTIONS. The definitive proxy statement included in the Registration Statement is being first mailed to Calyxt stockholders on or about April 18, 2023. The Registration Statement, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus Global and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and Amendment No. 1 to its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Registration Statement and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the materials incorporated by reference herein shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus Global or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CIBUS GLOBAL, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

May 2, 2023

DISCLOSURE STATEMENT

This disclosure statement (this “Disclosure Statement”) is being furnished to members or warrant-holders (collectively, the “Equity Holders”) of Cibus Global, LLC, a Delaware limited liability company (“Cibus Global”, the “Company”, “we”, “us” or “our”). Capitalized terms used herein and not otherwise defined are defined as set forth in the Merger Agreement.

On January 13, 2023, Calyxt, Inc., a Delaware corporation (“Calyxt”), and Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”) with Cibus Global, and certain blocker entities holding units and warrants of Cibus (collectively, the “Blockers”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt stockholder approval and Cibus Global member approval), on the date of the closing of the Transactions (the “Closing”): (i) each of the Blockers will merge with and into Calyxt (each a “Blocker Merger,” and collectively the “Blocker Mergers”), in each case with the Blockers ceasing to exist and Calyxt surviving each such Blocker Merger (the resulting company, “Cibus, Inc.”); (ii) at the effective time of the Blocker Merger with Blocker 1 (the “First Blocker Merger Effective Time”), Calyxt’s certificate of incorporation will be amended and restated (as amended and restated, the “Amended Certificate of Incorporation”) and its bylaws will be amended and restated (as amended and restated, the “Amended Bylaws”), wherein, among other things, Calyxt will change its name to “Cibus, Inc.”; (iii) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global (the “Cibus Merger” and, collectively with the Blocker Mergers, the “Mergers”), with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist.

As consideration for the Mergers, the equityholders of the Blockers and the equityholders of Cibus Global will receive the Merger Consideration (as defined below). In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for newly issued membership units of Cibus Global (“Cibus Common Units”) under Cibus Global’s third amended and restated limited liability company agreement (the “Cibus Amended Operating Agreement”). The Closing is subject to the approval of Calyxt’s stockholders, the approval of Cibus Global’s members, approval of the Blocker members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions, as more particularly described in the Merger Agreement and in the accompanying proxy statement/prospectus of Calyxt. The Closing is currently expected to occur in the second quarter of 2023.

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, par value $0.0001 (the “Class A Common Stock”), which shares will have full voting and economic rights, and (ii) Class B Common Stock, par value $0.0001 (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”), which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt common stock, par value $0.0001 per share (“Calyxt Common Stock”), existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each effective time of each Blocker Merger, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholders of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger (the “Blocker Merger Consideration”), in each case, as set forth in the allocation schedule attached to the Merger Agreement (as such allocation schedule shall be amended and revised from time to time prior to the Closing, the “Allocation Schedule”). At the effective time of the Cibus Merger, all of the issued and outstanding membership units of Cibus Global (including profits interest units), and all warrants or options to purchase membership units of Cibus Global, will be cancelled (or, in the case of warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following (the “Cibus Merger Consideration,” and together with the Blocker Merger Consideration, the “Merger Consideration”):

•

any pre-Closing holder (excluding the Blockers, but including any investor who has delivered an irrevocable commitment as of the date of January 13, 2013 to purchase Cibus Global membership units prior to Closing) of Cibus Global membership units that is as of the mailing date of Calyxt’s Proxy Statement/Prospectus dated April 18, 2023 (the “Proxy Statement/Prospectus”) accompanying proxy statement/prospectus among the 99 largest holders of membership units (on a fully diluted basis) of Cibus Global (collectively, the “Top 99 Holders”) shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Global membership units (other than profits interest units) covered by such election or (b) a number of shares of Class B Common Stock, with an equal number of Cibus Common Units, as set forth on the Allocation Schedule (a Cibus Common Unit and a share of Class B Common Stock, collectively, an “Up-C Unit”), in exchange for such holder’s membership units (other than profits interest units) elected for exchange into Up-C Units, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Global membership units for Up-C Units and the remainder of such holder’s Cibus Global membership units will be exchanged for shares of Class A Common Stock (all Top 99 Holders who elect to receive Up-C Units will be referred to as “Electing Members”);

•

all pre-Closing holders of Cibus Global membership units, other than the Top 99 Holders and the Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Global membership units (other than profits interest units of Cibus Global);

•

all pre-Closing warrants to purchase Cibus Global membership units shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing profits interest units of Cibus Global will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such profits interest unit), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such profits interest unit prior to Closing.

The Allocation Schedule will be revised and updated pursuant to Section 2.1(c) of the Merger Agreement immediately prior to Closing in order to equitably adjust the amounts set forth therein to account for the Reverse Stock Splits (discussed in the section entitled “Reverse Stock Splits” in this Disclosure Statement) and to give effect to the elections made by the Top 99 Holders, as described in the first bullet above. Immediately following the Cibus Merger, (i) each pre-Closing Cibus Global membership unit and pre-Closing warrant to purchase Cibus Global membership units, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing warrant to purchase Cibus Global membership units held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Equity Holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Following the Closing, the issuance of the Merger Consideration and the issuance of Cibus Common Units discussed above, the combined company will be organized in an “Up-C” structure, and Cibus, Inc.’s only material asset will consist of Cibus Common Units. Upon the Closing, legacy Calyxt stockholders are expected to own approximately 5.0% of issued and outstanding Shares of Cibus, Inc., on a Fully-Exchanged Basis (as defined in the accompanying Proxy Statement/Prospectus), taking into consideration all dilutive equity instruments as of that date, as described in the accompanying Proxy Statement/Prospectus, and legacy holders of Cibus Global membership units (including profits interest units) and warrants are expected to own approximately 95.0% of the issued and outstanding Shares of Cibus, Inc., on a fully-diluted basis, taking into consideration all dilutive equity instruments as of that date as described in the accompanying Proxy Statement/Prospectus, in each case, subject to dilution in connection with any additional equity issued in the Continuing Series F Financing or the Potential Calyxt Financing (each as defined in the accompanying Proxy Statement/Prospectus), certain Calyxt restricted stock unit (“RSU”) grants that Calyxt is permitted to issue prior to Closing and outstanding options and warrants of Calyxt, which as of the mailing date of accompanying Proxy Statement/Prospectus were out-of-the-money.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by certain such Electing Members prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Calyxt Common Stock is currently listed on the Nasdaq Capital Market under the symbol “CLXT.” Calyxt has filed an initial listing application for Cibus, Inc. with the Nasdaq Capital Market.

After completion of the Transactions, Calyxt is expected to be renamed “Cibus, Inc.” and the Class A Common Stock will trade under the symbol “CBUS.”

Concurrently with the execution of the Merger Agreement, certain Calyxt stockholders, directors and officers (solely in their respective capacities as Calyxt stockholders) who as of January 13, 2023, collectively and in the aggregate, beneficially held voting power of approximately 49.8% of outstanding Calyxt Common Stock, and certain of Cibus Global’s equityholders (including the Blockers), directors and officers (solely in their respective capacities as equityholders of Cibus Global) who as of January 13, 2023, collectively and in the aggregate, held voting power of approximately 54.3% of the outstanding voting Cibus Global membership units (the “Supporting Unitholders”), entered into support agreements with Calyxt and Cibus Global whereby such stockholders and Supporting Unitholders, have agreed to vote their shares or units, as applicable, in favor of the Merger Agreement, the Transactions and against any alternative acquisition proposals, and the Supporting Unitholders have agreed to vote to convert all outstanding pre-Closing Cibus Global preferred units (“Cibus Preferred Units”) into pre-Closing Cibus Global voting common units on a one-for-one basis.

On January 13, 2023, the Company’s board of managers (the “Cibus Board”) unanimously (a) determined that the Cibus Merger and the other Transactions are advisable and fair to, and in the best interests of, the Company and its members, (b) approved and adopted the Merger Agreement, the Cibus Merger, the conversion all Cibus Preferred Units into voting common units of the Company immediately prior to the Mergers (the “Preferred Unit Conversion”), and other Transactions, and all other actions or matters necessary, advisable or appropriate to give effect to and implement the foregoing, and (c) recommended that the members of the Company adopt the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions. Only holders of Cibus Preferred Units are entitled to vote on the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions. If you do not hold Cibus Preferred Units (or if you only hold Cibus PIUs and/or Cibus Warrants), you are not entitled to vote on the Merger Agreement, the Preferred Unit Conversion and the other Transactions. If you hold Cibus Preferred Units, please review, sign and submit the Action by Written Consent of the Members of the Cibus Global (the “Written Consent”) provided in the PNC PAID portal in order to adopt the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions.

More information about Calyxt, Cibus Global, Merger Subsidiary, the Merger Agreement, the Transactions is contained in this Disclosure Statement and the accompanying Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2023 provided in the PNC PAID portal. You are urged to read this Disclosure Statement, the Merger Agreement and the Proxy Statement/Prospectus in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 40 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

This Disclosure Statement is being sent to you on or about the date first set forth above. You should not assume that (i) the information contained herein is accurate as of any date other than the date hereof or (ii) the information contained in the Proxy Statement/Prospectus is accurate as of any date other than the date thereof. All information contained in this Disclosure Statement concerning Cibus Global and its subsidiaries has been supplied by Cibus Global.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED FOR INFORMATIONAL PURPOSES ONLY IN ORDER TO ASSIST YOU WITH EVALUATING THE PROPOSALS DESCRIBED HEREIN. EXCEPT FOR THE MATERIALS INCLUDED HEREIN THAT HAVE BEEN PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS CONFIDENTIAL AND PROPRIETARY TO CIBUS GLOBAL. OTHER THAN YOUR LEGAL AND FINANCIAL ADVISORS, YOU SHOULD NOT DISCLOSE OR DISTRIBUTE THIS DISCLOSURE STATEMENT TO ANY OTHER PERSON. IN ADDITION, YOU MAY NOT COPY, PRINT OR OTHERWISE REPRODUCE THIS DISCLOSURE STATEMENT.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED IN THIS DISCLOSURE STATEMENT IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY CIBUS GLOBAL. THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

-i-

Documents Provided to you in the PNC PAID portal:

1.	This Disclosure Statement

2.	Agreement and Plan of Merger, dated as of January 13, 2023, as amended by that Amendment No. 1, dated April 14, 2023

3.	Calyxt’s Proxy Statement/Prospectus filed with the SEC on April 18, 2023

4.

Form of Action by Written Consent of the Members of the Company (if you hold Cibus Preferred Units we request that you please review, execute and submit a counterpart to this Written Consent through the PNC PAID portal, if you do not hold any Cibus Preferred Units, you are not eligible to sign the Written Consent)

5.

IRS Form W-9 (complete, sign and submit the Form W-9 in the PNC PAID, IF YOU ARE A U.S. PERSONS, IN ORDER TO RECEIVE YOUR MERGER CONSIDERATION WITHOUT TAX WITHHOLDING, YOU MUST COMPLETE THE IRS FORM W-9)

6.

IRS Form W-8 and supporting materials and Certification of Nonrecognition (complete, sign and submit the IRS Form W-8 and supporting materials and Certification of Nonrecognition (assuming you are able to do so) in the PNC PAID portal, IF YOU ARE A NON-U.S. PERSONS, IN ORDER TO RECEIVE YOUR MERGER CONSIDERATION WITHOUT TAX WITHHOLDING, YOU MUST COMPLETE THE IRS FORM W-8 AND SUPPORTING MATERIALS AND CERTIFICATION OF NONRECOGNITION)

[7.	Election Form (as a Top 99 Holder, you are entitled to make an election for Up-C Units, as described further in this Disclosure Statement, which will be issued in a private placement)

8.	Certain Tax Disclosures

9.	Form of Third Amended and Restated Limited Liability Company Agreement of the Company (you will only be asked to review, sign and submit this document if you make an election for Up-C Units)

10.	Form of Registration Rights Agreement (you will only be asked to review, sign and submit this document if you make an election for Up-C Units)

11.	Form of Tax Receivable Agreement (you will only be asked to review, sign and submit this document if you make an election for Up-C Units)

12.	Form of Exchange Agreement (you will only be asked to review, sign and submit this document if you make an election for Up-C Units)]

-ii-

WHAT YOU ARE BEING ASKED TO DO

You are being asked to:

•	Read and carefully consider the enclosed materials and other documents provided to you in the PNC PAID portal;

•	Consult with your legal, tax and financial advisors;

•

For ALL CIBUS GLOBAL MEMBERS WHO HOLD CIBUS PREFERRED UNITS, please review, sign and submit in the PNC PAID portal an executed copy of the Action by Written Consent of the Members of the Company. If you do not hold any Cibus Preferred Units, you are not eligible to sign the Written Consent.

•	For CIBUS GLOBAL MEMBERS AND WARRANT-HOLDERS THAT ARE U.S. PERSONS: please review, complete and submit an IRS Form W-9 in the PNC PAID portal.

•	For CIBUS GLOBAL MEMBERS AND WARRANT-HOLDERS THAT ARE NOT U.S. PERSONS:

•	please review, complete and submit an IRS Form W-8 and supporting materials in the PNC PAID portal; and

•	please review, complete and submit a Certification of Nonrecognition in the PNC PAID portal.

•

[For TOP 99 HOLDERS OF CIBUS GLOBAL (including you), please review, complete and submit an Election Form in the PNC PAID portal. If you choose not to make an election for Up-C Units, then you will receive Class A Common Stock of Cibus, Inc. for all of your Cibus Preferred Units and you will not be required to submit additional documentation. If you elect to receive Up-C Units for any of your Cibus Preferred Units, you must review, sign and submit the following documents in the PNC PAID portal in order to submit a valid election: the Third Amended and Restated Limited Liability Company Agreement of the Company, the Registration Rights Agreement, the Tax Receivable Agreement, and the Exchange Agreement.]

Broadridge Corporate Issuer Solutions, LLC (“Broadridge”) is acting as Exchange and Paying Agent in respect of the Merger Consideration.

YOU ARE BEING ASKED TO COMPLETE THE ITEMS LISTED ABOVE AS SOON AS POSSIBLE. IN ORDER TO RECEIVE YOUR MERGER CONSIDERATION ON OR PROMPTLY AFTER THE CLOSING, WE STRONGLY URGE YOU TO RETURN THE REQUESTED MATERIALS BY MAY 15, 2023.

THE PARTIES

Calyxt

Calyxt is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring technology platform for manufacture using its proprietary and differentiated BioFactoryTM production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

Merger Subsidiary

Merger Subsidiary is a Delaware limited liability company and direct, wholly owned subsidiary of Calyxt. Calyxt formed Merger Subsidiary under the laws of the State of Delaware for purposes of merging with and into the Company pursuant to the proposed Cibus Merger. Upon the consummation of the Cibus Merger, Merger Subsidiary shall cease to exist and the Company will become a direct, wholly owned subsidiary of Cibus, Inc.

Cibus Global, LLC

Cibus Global is a leading agricultural technology company that develops and licenses plant traits to seed companies for royalties. The company is a technology leader in developing plant traits (or specific genetic characteristics) using gene editing. Its primary business is using gene editing to develop Productivity Traits in the major agricultural crops: Canola, Rice, Soybean, Corn and Wheat. Productivity Traits are crop traits that improve crop yields and make farmers more productive, thereby driving greater farming profitability. They do this in several ways such as making plants resistant to diseases or pests, thereby reducing the use of chemicals like fungicides and insecticides, enabling plants to process nutrients more efficiently, thereby reducing the use of fertilizers, and making crops more adaptable to their environment and to climate change. In addition, Cibus Global is a leader in the development of sustainable low carbon ingredients to help major corporations meet their Net Carbon Zero climate goals.

THE MERGERS

If the Mergers are completed, (a) each of the Blockers will merge with and into Calyxt, in each case with the Blockers ceasing to exist and Calyxt surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, the bylaws of Calyxt (“Calyxt Bylaws”) will be amended and restated in the form of the Amended Bylaws and the certificate of incorporation of Calyxt (“Calyxt Certificate of Incorporation”) will be amended and restated in the form of the Amended Certificate of Incorporation, and (c) immediately following the consummation of the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equityholders of the Blockers and the Equity Holders will receive the Merger Consideration. In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for newly issued Cibus Common Units. In connection with adoption of the Amended Certificate of Incorporation, Calyxt’s name will be changed to “Cibus, Inc.”

Following the Closing, the issuance of Merger Consideration and the issuance of Cibus Common Units, the combined company will be organized in an “Up-C” structure, with Cibus, Inc.’s only material asset consisting of Cibus Common Units. Upon the Closing, Calyxt stockholders are expected to own approximately 5.0% of issued and outstanding Shares, without taking into account the effect of the Reverse Stock Splits (“Fully-Exchanged Basis”) and Cibus Unitholders are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis in each case, subject to dilution in connection with any Dilutive Issuances (as defined in the accompanying Proxy Statement/Prospectus).

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by such Electing Members prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Following the Closing, the combined company will be organized in an “Up-C” structure.

BACKGROUND OF THE MERGERS

This section and the section entitled “The Merger Agreement” in this Disclosure Statement describe the material aspects of the Transactions, including the Merger Agreement. While Calyxt and Cibus Global believe that this description covers the material terms of the Transactions and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire Disclosure Statement and the Proxy Statement/Prospectus for a more complete understanding of the Transactions and the Merger Agreement, including the Merger Agreement, as amended by the First Amendment, copies of which are provided to you in the PNC PAID portal and the other documents to which you are referred herein.

In an effort to enhance equityholder value, the Cibus Board, in consultation with members of the Cibus Global management team, regularly reviews and discusses Cibus Global’s business, capital resources and funding needs and near and long-term operating and strategic priorities, and business and acquisition opportunities.

On August 19, 2022, representatives of Cibus Global conducted an onsite visit to Calyxt’s headquarters in which they received a tour of Calyxt’s facilities and the parties discussed common interests in their respective fields.

In August of 2022, Mr. Rory Riggs, Chairman and Chief Executive Officer of Cibus, had a dinner with Jonathan Fassberg, a member of the Calyxt board of directors (“Calyxt Board”). While Calyxt’s ongoing pursuit of strategic alternatives was not discussed, the two discussed, among other things, their respective companies’ common histories and the development of the underlying science in the industry.

On September 7, 2022, Cibus Global and Calyxt entered into a mutual confidentiality and non-disclosure agreement with customary 18-month non-disclosure and 12-month standstill provisions. Following execution of the mutual non-disclosure agreement, each of Cibus Global and Calyxt provided the other party with limited non-public diligence information.

During the period commencing in September 2022 through the execution of the Merger Agreement on January 13, 2023, each of Cibus Global and Calyxt continued to conduct their respective business and financial due diligence investigations of the other company and its business, with the assistance of the respective advisors of Cibus Global and Calyxt, including various subject matter specific due diligence conference calls. In addition to customary due diligence regarding finance, legal, tax, accounting, environmental, human resources, operations and related matters, the parties focused significant effort on the identification and validation of potential cost synergies and understanding each party’s financial plan and the achievability of such synergies by the combined company. For a more detailed description of the due diligence meetings conducted by the parties, see the section entitled “Background of the Mergers” beginning on page 123 of the Proxy Statement/Prospectus.

On September 29, 2022, Cibus Global submitted a written non-binding indications of interest with respect to a potential with Calyxt. The indication of interest from Cibus Global proposed a reverse merger transaction with the proposed ownership split and valuation to be determined. Cibus Global’s proposal included a requirement that Cibus Global must have closed on an additional Series F financing round prior to the closing of the proposed transaction and that all executive officers and directors of Calyxt would be replaced by individuals designated by Cibus Global.

On October 24, 2022, Calyxt management and Cibus Global management held a videoconference to discuss the terms of a potential transaction as well as preliminary financial and legal due diligence matters.

On October 31, 2022, Cibus Global sent a revised non-binding letter of intent with an ascribed valuation of Calyxt of $30.0 million and an ascribed valuation of Cibus Global to be based on the price to be paid in Cibus Global’s ongoing equity financing round, with an implied ownership interest in the combined company of approximately 5.0% for existing Calyxt stockholders. Cibus Global’s proposal also contemplated a $100.0 million financing by Cibus Global closing condition prior to Cibus Global being required to consummate the transaction.

On November 3, 2022, Calyxt delivered a counter-proposal to Cibus Global which proposed an ascribed valuation of Calyxt of $40.0 million and an ascribed valuation of Cibus Global to be based on the price to be paid in Cibus Global’s ongoing Series F equity financing round. Calyxt’s proposal also eliminated any financing closing condition with respect to Cibus Global’s obligation to consummate the transaction.

On November 8, 2022, representatives of Cibus Global and Calyxt held a videoconference for Calyxt management and its advisors to conduct due diligence and ask questions about the management organization and personnel of Cibus Global.

On November 9, 2022, representatives of Cibus Global and Calyxt held additional videoconferences to conduct due diligence on Cibus Global. On the first call, Calyxt management conducted a question and answer session on Cibus Global’s financial statements, operating results, pipeline and prospects and the status of Cibus Global’s latest equity financing round. On a subsequent call, Calyxt management conducted a question and answer session on Cibus Global’s contract and legal functions.

On November 10, 2022, Cibus Global management participated in on-site due diligence meetings with certain members of Calyxt management at Calyxt’s headquarters as part of Cibus Global’s due diligence investigation of Calyxt.

On November 16, 2022, Cibus Global submitted a revised non-binding letter of intent which proposed an ascribed valuation of Calyxt of $30.0 million and an ascribed valuation of Cibus Global to be based on the price to be paid in Cibus Global’s ongoing equity financing round, with an implied ownership interest in the combined company of approximately 5.0%, on a fully-diluted basis, for existing Calyxt stockholders. Cibus Global’s proposal also contemplated a $50.0 million financing closing condition prior to Cibus Global being required to consummate the transaction.

On November 18, 2022, management of Cibus Global and Calyxt, together with representatives of Canaccord Genuity and Jones Day, counsel for Cibus Global (“Jones Day”), held a videoconference to discuss certain intellectual property matters.

On November 20, 2022, Cibus Global submitted a revised non-binding letter of intent which required that Cellectis SA, a substantial stockholder and former parent of Calyxt (“Cellectis”), assign to Calyxt certain intellectual property rights used by Calyxt in its business as a condition to a closing of the transaction. This revised non-binding letter of intent was not executed and delivered by the parties, but reflected alignment between the parties on the underlying valuation and transaction structure that served as the basis for negotiations going forward.

On November 21, 2022, Calyxt management and representatives of Canaccord Genuity discussed with management of Cibus Global the key terms of a potential reverse merger transaction based on the November 20, 2022 letter of intent, including the pro forma ownership of the combined company that would be held by the pre-merger stockholders of Calyxt, the closing conditions for the transaction and the timeline for negotiating definitive transaction document and a related exclusivity period.

On November 23, 2022 Calyxt delivered a draft merger agreement to Cibus Global. From this time until the execution of the Merger Agreement on January 13, 2023, the parties and their respective counsel negotiated and exchanged numerous revised drafts of the Merger Agreement ancillary documents contemplated thereby, including the Support Agreements (as defined below), Cellectis amended intellectual property license and the terms for the Interim Funding (as defined in the accompanying Proxy Statement/Prospectus) and the Tax Receivable Agreement. For a more detailed description of the negotiation of terms and conditions, see the section entitled “Background of the Mergers” beginning on page 123 of the Proxy Statement/Prospectus.

On December 16, 2022, the Cibus Board held a meeting at which members of the Cibus Global management and representatives of Jones Day were present. Cibus’ management updated the Cibus Board with respect to ongoing negotiations and provided a summary of the potential benefits and risks associated with the proposed transaction. Representatives of Jones Day then led a discussion regarding board duties as well as the key transaction terms and conditions. Representatives from Jones Day then described the member approval that will need to be obtained in connection with the proposed transaction.

On December 19, 2022 the Cibus Board held a meeting with members of the Cibus Global management. At the meeting, Cibus Global’s chairman provided an update on the status of negotiations including the proposed closing capital structure.

On January 5, 2023, the Cibus Board held a meeting at which members of the Cibus Global management and representatives of Jones Day were present. Representatives of Jones Day reviewed the due diligence findings of Calyxt and provided an overview of the material terms of the Merger Agreement as well as the proposed Up-C structure to be utilized in connection with the proposed transaction. Representatives from Jones Day then discussed the SEC process associated with the proposed transaction and related timeline.

On January 13, 2023, the Cibus Board unanimously determined via written consent that the (a) the Cibus Merger and the other Transactions are advisable and fair to, and in the best interests of, the Company and its members, (b) approved and adopted the Merger Agreement, the Cibus Merger, the conversion all Cibus Preferred Units into voting common units of the Company immediately prior to the Mergers, and the other Transactions, and all other actions or matters necessary, advisable or appropriate to give effect to and implement the foregoing, and (c) recommended that the members of the Company adopt the Merger Agreement and approve the Cibus Merger, the Preferred Unit Conversion and the other Transactions.

Later on January 13, 2023, Calyxt and Cibus Global executed the definitive Merger Agreement.

On January 17, 2023, Calyxt and Cibus Global issued a joint press release announcing the execution of the Merger Agreement.

THE COMPANY’S REASONS FOR THE MERGERS

After consideration and consultation with Cibus Global’s senior management, its advisors and legal counsel, and review and assessment of a significant amount of information, the Cibus Board concluded that the Mergers, together with the additional financing from the Series F Purchase Commitment (as defined in the accompanying Proxy Statement/Prospectus), was the best option to generate capital resources to support the advancement of Cibus Global’s pipeline of productivity traits and fund a combined organization. The Cibus Board considered various factors to reach its determination. For example:

•	the Mergers will provide current Cibus Global equityholders with greater liquidity by owning publicly-traded stock, and expanding both

•

the access to capital for Cibus Global and the range of investors potentially available as a public company, compared to the investors Cibus Global could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Cibus Global and its pipeline of productivity traits;

•	the historical and current information concerning Cibus Global’s business, including its financial performance and condition, operations and management;

•	the business, history, operations, assets and technology of Calyxt;

•	the combined company is expected to be led by an experienced management team;

•	the expected timeline for the initial Cibus Global productivity traits to reach the market; and

•

the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the combined company, including the ability to support the combined company’s current and planned operations, as further discussed in the section entitled “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Capital Requirements” beginning on page 277 of the Proxy Statement/Prospectus.

For additional information, see the sections entitled “The Mergers—Cibus Reasons for the Mergers” in the Proxy Statement/Prospectus.

THE MERGER AGREEMENT

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt stockholder approval and Cibus Global member approval), at the Closing: (i) each of the Blockers will merge with and into Calyxt, in each case with the Blockers ceasing to exist and Calyxt surviving each such Blocker Merger; (ii) at the effective time of the Blocker Merger with Blocker 1, Calyxt’s certificate of incorporation will be amended and restated and its bylaws will be amended and restated, wherein, among other things, Calyxt will change its name to “Cibus, Inc.”; (iii) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist.

The discussion of the Merger Agreement in this Disclosure Statement and the description of the principal terms and conditions of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is provided in the PNC PAID portal. For a more detailed discussion of the principal terms and condition of the Merger Agreement and the other ancillary agreements contemplated thereby, please see the section entitled “The Merger Agreement” beginning on page 170 of the Proxy Statement/Prospectus.

Merger Consideration

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights, and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each applicable Blocker Merger Effective Time, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule. The Allocation Schedule will be revised and updated pursuant to Section 2.1(c) of the Merger Agreement prior to Closing in order to equitably adjust the amounts set forth therein to account for the Reverse Stock Spits (discussed in the section entitled “Reverse Stock Splits” in this Disclosure Statement).

At the effective time of the Cibus Merger, all of the issued and outstanding Cibus Units (including Cibus PIUs), and all Cibus Warrants or options to purchase Cibus Units, will be cancelled (or in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement:

•

the Top 99 Holders shall have option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) or (b) a number of Up-C Units, as set forth on the Allocation Schedule, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all pre-Closing holders of Cibus Units, other than Top 99 Holders and Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIUs), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIUs prior to Closing.

Cibus Common Unit Issuance to Calyxt

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Equity Holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Election of Up-C Units for Top 99 Holders

Pursuant to the Election Form, each holder of Cibus Units that is a Top 99 Holder to elect on a per-Cibus Unit basis (other than in respect of Cibus PIUs), to receive as Merger Consideration in the Cibus Merger in the form of either (A) shares of Class A Common Stock or (B) Up-C Units (subject to the limitations in the Merger Agreement, any such holder validly electing to receive Up-C Units in exchange for any one or more of its Cibus Units, an “Electing Member,” and the Cibus Units that such Electing Member will exchange for Up-C Units, the “Excluded Units”); provided, however, that no Electing Member will be entitled to receive Up-C Units to the extent such holder’s Excluded Units exchanged therefor would represent more than ninety-five percent (95%), or such lower percentage as may be determined by Cibus Global and set forth on the Election Form, of the total number of Cibus Units held by such person as of immediately prior to the Cibus Merger Effective Time (as defined in the accompanying Proxy Statement/Prospectus) (for the avoidance of doubt, any Cibus Units held by such person in excess of such amount will not constitute Excluded Units and will instead receive shares of Class A Common Stock in exchange for the Cibus Units representing such excess, notwithstanding such person’s election).

Allocation Schedule

The Merger Agreement provides that Merger Consideration will be allocated to each of the Equity Holders and the Blockers, as of immediately prior to the First Blocker Merger Effective Time, based on the Allocation Schedule. The initial version of the Allocation Schedule was attached as an exhibit to the Merger Agreement and calculated based on the fully-diluted (other than with respect to out-of-the-money options and warrants) capitalization of Calyxt and Cibus Global, in each case, as of the date of the Merger Agreement. Pursuant to the Merger Agreement, the Allocation Schedule will be updated by Cibus Global no later than three business days prior to Closing to reflect (a) transfers of equity interests in Cibus Global or the Blockers, (b) the results of the elections by Top 99 Holders and (c) any additional Cibus Series F Preferred Units (as defined in the accompanying Proxy Statement/Prospectus) issued or issuable pursuant to the Continuing Series F Financing. The Allocation Schedule will be revised and updated pursuant to Section 2.1(c) of the Merger Agreement prior to Closing in order to equitably adjust the amounts set forth therein to account for the Reverse Stock Spits (discussed in the section entitled “Reverse Stock Splits” in this Disclosure Statement).

The following provides a summary of the calculation of Merger Consideration and the allocation among each of the Equity Holders and Blockers, as set forth in the Allocation Schedule. For purposes of this summary, the “Conversion Factor”, as used below, is defined as 3.17045722397476 shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) per fully-diluted voting common unit of Cibus Global. The calculation of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) is determined based on the underlying class of Cibus Units held by the applicable member, as follows:

•

Cibus Preferred Units: Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus Preferred Unit (as defined in the accompanying Proxy Statement/Prospectus) is converted to a number of fully-diluted voting common units of Cibus Global on a one-for-one basis. Each fully-diluted voting common unit is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members) to be issued in respect of such Cibus Preferred Units. The number of Cibus Common Units to be issued to an Electing Member in respect of their Up-C Units will equal the number of shares of Class B Common Stock calculated by the foregoing.

•

Cibus Global non-voting common units: Cibus Global Class A non-voting common units represent membership units issued in connection with Cibus Global options previously exercised. Each non-voting common unit is multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such non-voting common units.

•

Cibus PIUs: All Cibus PIUs are represented by the same class of securities(non-voting common units) in Cibus Global. Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus PIU is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of issued and outstanding Cibus PIUs in a given class held by the applicable member by (b) the class’s unique fully-diluted conversion factor (the applicable “FD Factor”). The FD Factor for each class of Cibus PIUs is calculated based on the Cibus PIU’s Black Scholes fair value (with the exercise price input used in such Black Scholes valuation being a present value calculation of the applicable threshold value associated with the underlying Cibus PIU class). The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus PIU.

•

Cibus Warrants: Each issued and outstanding Cibus Warrant outstanding immediately prior to the Blocker Merger Effective Time for the First Blocker Merger is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of Cibus Preferred Units, voting common units or non-voting common units, as applicable, subject to the warrant by (b) the warrant tranche’s unique FD Factor. The FD Factor for each tranche of Cibus Warrants was calculated by dividing the Black Scholes Fair Value of such Cibus Warrant tranche by $2.00. The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus Warrant.

For a more complete description of the Merger Consideration, see the sections entitled “The Merger Agreement—Merger Consideration” and “The Mergers—Merger Consideration—Allocation Schedule” in the Proxy Statement/Prospectus. The foregoing calculations do not give effect to the Reverse Stock Splits described elsewhere in this Disclosure Statement.

Treatment of Cibus PIUs

Under the terms of the Merger Agreement, each Cibus PIU issued and outstanding immediately prior to the Cibus Merger Effective Time shall, (i) to the extent not a “restricted unit” under the award agreements and governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (ii) to the extent a “restricted unit” (i.e., an unvested unit) under the award agreements and other governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing.

Conditions to the Completion of the Mergers

The consummation of the Mergers is subject to certain closing conditions, including the approval of Calyxt stockholders of Proposal Nos. 1 and 2 in the Proxy Statement/Prospectus and the receipt of written consents evidencing the approval of the Transactions by the requisite number of pre-Closing holders of Cibus Units and of the Blockers. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation

Except as expressly permitted by the Merger Agreement, each of Calyxt and Cibus Global agreed that during the pre-Closing period, except as more fully described in the section “The Merger Agreement—No Solicitation,” in the Proxy Statement/Prospectus, Calyxt and Cibus Global will not, nor will either party authorize any of its representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any information regarding such party to any person for the purpose of encouraging, or in response to, an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction, as defined below (other than a confidentiality agreement permitted under the Merger Agreement);

•	publicly propose to do any of the above; or

•	agree, resolve or commit (or, for the avoidance of doubt, the Calyxt Board or Cibus Board, as applicable, or any committee thereof to resolve, agree or commit) to do any of the above.

Termination of the Merger Agreement

Either Calyxt or Cibus Global can terminate the Merger Agreement under certain circumstances, which would prevent the Transactions from being consummated.

Termination Fees

If the Merger Agreement is terminated under certain circumstances, Calyxt may be required to pay Cibus Global a termination fee of $1,000,000 or Cibus Global may be required to pay Calyxt a termination fee of $1,000,000 and reimburse Calyxt’s expenses up to a maximum of $500,000, depending on the circumstances surrounding such termination and any conditions thereto.

Calyxt Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Cibus Global entering into the Merger Agreement, Cibus Global entered into Voting Agreements (the “Calyxt Support Agreements”), with certain of Calyxt’s stockholders, directors and officers (the “Supporting Stockholders”) who, collectively and in the aggregate as of January 13, 2023, beneficially held voting power of approximately 49.8% of the outstanding Calyxt Common Stock (the “Subject Shares”). Pursuant to the terms of the Calyxt Support Agreements, the Supporting Stockholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Shares during the term of the Calyxt Support Agreement, except under specified circumstances, and voting the Subject Shares in favor of the Merger Agreement and Transactions and against any alternative acquisition proposals.

Notwithstanding the voting obligations in the Calyxt Support Agreements, if the Calyxt Board effects a Calyxt Board Adverse Recommendation Change (as defined in the Merger Agreement) in response to a superior offer, then the Calyxt Support Agreements will terminate and Supporting Stockholders will have no obligations in respect of how to vote their respective Subject Shares. The Calyxt Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely effects the Supporting Stockholder in any material respect without his, her or its prior written approval.

Cibus Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt entering into the Merger Agreement, Calyxt entered into Voting Agreements (the “Cibus Support Agreements”), with certain of Cibus Global’s equityholders (including the Blockers), directors and officers (the “Cibus Supporting Unitholders”) who, collectively and in the aggregate as of January 13, 2023, held voting power of approximately 54.3% of the outstanding Cibus Global membership units (the “Subject Units”). Pursuant to the terms of the Cibus Support Agreements, the Cibus Supporting Unitholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of the Cibus Support Agreement except under specified circumstances and voting (or acting by written consent) all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals and to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis.

The Cibus Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely effects the Supporting Stockholder in any material respect without his, her or its prior written approval.

Tax Receivable Agreement

Upon the completion of the Mergers, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the Electing Members from time to time party to the Tax Receivable Agreement (the “TRA Parties”), in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes we will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement, and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

Exchange Agreement

At the Closing, Cibus, Inc. will enter into the Exchange Agreement, substantially in the form attached as Annex E to the Proxy Statement/Prospectus, with Cibus Global and the Electing Members pursuant to which, subject to the procedures and restrictions therein, the holders of Up-C Units (or certain permitted transferees thereof) will have the right from time to time from and after the effectiveness of Cibus, Inc.’s Registration Statement on Form S-3 to be filed pursuant to the terms and conditions of the Registration Rights Agreement to exchange their Up-C Units on a one-for-one basis for shares of Class A Common Stock (the “Exchange”); provided, that, subject to certain exceptions, Cibus, Inc., at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a share of Class A Common Stock. The Exchange Agreement will provide that, as a general matter, a holder of Up-C Units will not have the right to exchange Up-C Units if Cibus, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Cibus, Inc. and its subsidiaries to which the holder of Up-C Units may be subject, including the Cibus Amended Operating Agreement. Additionally, the Exchange Agreement will contain restrictions on redemptions and exchanges intended to prevent Cibus Global from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Cibus, Inc. may impose additional restrictions on exchanges that it determines to be necessary or advisable so that Cibus Global is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, Cibus, Inc. will, subject to the terms and conditions thereof, agree to register the resale of the shares of Class A Common Stock that are issuable to the Electing Members upon exchange of their Up-C Units that are issued to the Electing Members in connection with the Transactions.

Nasdaq Stock Market Listing

Calyxt has filed an initial listing application for Cibus, Inc. and the Class A Common Stock with Nasdaq. After completion of the Transactions, Calyxt is expected to be renamed “Cibus, Inc.” and to trade under the symbol “CBUS.”

Management Following the Transactions

The following table lists the names, ages as of March 31, 2023 and positions of the individuals who are expected to serve as executive officers and directors of Cibus, Inc. following completion of the Transactions. For a more detailed discussion of each of the following individuals, including summary biographies, please see the section entitled “Management Following the Transactions—Executive Officers and Directors” beginning on page 284 of the Proxy Statement/Prospectus.

Name	Age	Position
Executive Officers
Rory Riggs	69	Chief Executive Officer and Chair
Peter Beetham, Ph.D.	60	President and Chief Operating Officer, Director
Greg Gocal, Ph.D.	54	Chief Scientific Officer and Executive Vice President
Wade King, M.D.	66	Chief Financial Officer

Non-Employee Directors
Mark Finn	79	Director
Jean-Pierre Lehmann	84	Director
Gerhard Prante, Ph.D.	81	Director
Keith Walker, Ph.D.	74	Director

REVERSE STOCK SPLITS

On May 17, 2022, Calyxt received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC that it was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Bid Price Rule”) because the closing bid price of Calyxt Common Stock was below $1.00 per share for 30 consecutive business days. Following the granting of an extension, Calyxt now has until May 15, 2023 to comply with the Bid Price Rule. If at any time prior to May 15, 2023, the bid price of Calyxt Common Stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Calyxt will regain compliance with the Bid Price Rule.

At the 2022 annual meeting, Calyxt stockholders approved an amendment to the Calyxt Certificate of Incorporation to effect a reverse stock split of Calyxt Common Stock at a ratio not less than 1-for-2 and not greater than 1-for-10, with the exact ratio set within that range at the discretion of the Calyxt Board (the “Initial Reverse Stock Split”). The Initial Reverse Stock Split will be effective at a ratio of 1-for-10 on April 24, 2023, and Calyxt Common Stock is expected to begin trading on an adjusted basis giving effect to the Reverse Stock Split on April 25, 2023.

In addition, in connection with the Transactions, Calyxt stockholders are being asked to approve at the special meeting of Calyxt stockholders, the proposed reverse stock split of all of the shares of Calyxt Common Stock outstanding at the time of effectiveness thereof by a ratio in the range of not less than 1-for-2 and not greater than 1-for-10 (the “Subsequent Reverse Stock Split” and together with the Initial Reverse Stock Split, the “Reverse Stock Splits”), with the implementation and timing of such Subsequent Reverse Stock Split, as determined in the discretion of the Calyxt Board and as agreed to by Cibus Global, to be at or prior to the Closing of the Transactions, as described in Proposal No. 4 in the Proxy Statement/Prospectus. Among other things, the Subsequent Reverse Stock Split may provide greater certainty regarding Cibus, Inc.’s ability to maintain compliance with the Bid Price Rule and may make the Class A Common Stock more attractive to a broader range of institutional and other professional investors.

Prior to the Closing, pursuant to Section 2.1(c) of the Merger Agreement, the Allocation Schedule will be adjusted, pro rata, to account for the impact of the Reverse Stock Splits. This will result in the number of shares of Class A Common Stock or Up-C Units being issued to Cibus Unitholders and warrant-holders as Merger Consideration being equitable adjusted to reflect the Reverse Stock Splits.

Unless otherwise noted herein, nothing in this Disclosure Statement gives effect to the Reverse Stock Splits.

CONTINUING SERIES F FINANCING

Prior to the date of the Merger Agreement, Cibus Global issued Cibus Series F Preferred Units in a private placement transaction for a per unit cash purchase price of $2.00 per Cibus Series F Preferred Unit. Pursuant to the Merger Agreement, Cibus Global is permitted to issue additional Cibus Series F Preferred Units following the date of the Merger Agreement and prior to the Closing at a cash purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement. The Continuing Series F Financing includes a commitment, which was entered into in January 2023 by New Ventures Agtech Solutions, LLC, an entity affiliated with Cibus Global’s Chairman and Chief Executive Officer, Rory Riggs, to purchase $50,000,000 of Cibus Series F Preferred Units at a purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement, except that the Series F Purchase Commitment is conditioned upon, and the Cibus Series F Preferred Units that are the subject of the Series F Purchase Commitment will be issued immediately prior to, the Closing of the Transactions.

Cibus Series F Preferred Units issued pursuant to the Continuing Series F Financing, including those to be issued pursuant to the Series F Purchase Commitment, will convert into Shares of Cibus, Inc. based on the Exchange Ratio (as defined in the accompanying Proxy Statement/Prospectus). Any Cibus Series F Preferred Units issued pursuant to the Continuing Series F Financing, including those to be issued pursuant to the Series F Purchase Commitment, will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt stockholders and Cibus Unitholders (other than those purchasing additional Cibus Series F Preferred Units in the Continuing Series F Financing, to the extent of such purchases).

Unless otherwise noted herein, nothing in this Disclosure Statement gives effect to the Continuing Series F Financing.

POTENTIAL CALYXT FINANCING

Prior to Closing, Calyxt may, as agreed with Cibus Global, pursue one or more potential private placements and/or registered offerings of Class A Common Stock, subject to compliance with the requirements of applicable Nasdaq shareholder approval rules and the issuance of which is subject to, and conditioned upon, the Closing of the Transactions.

Because such shares of Class A Common Stock would be issued subject to, and conditioned upon, the Closing of the Transactions, any Class A Common Stock issued pursuant to the Potential Calyxt Financing will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt stockholders and Cibus Unitholders (other than Calyxt stockholders and/or Cibus Unitholders purchasing Class A Common Stock in such Potential Calyxt Financing, to the extent of such purchases).

Unless otherwise noted herein, nothing in this Disclosure Statement gives effect to the Potential Calyxt Financing.

INTERESTS OF CERTAIN PERSONS IN THE MERGERS

Interests of Cibus Global Directors and Executive Officers in the Mergers

In considering the recommendation of the Cibus Board with respect to approving the Mergers, Cibus Unitholders should be aware that certain members of the Cibus Board and certain Cibus Global executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Cibus Unitholders. As of March 31, 2023, Cibus Global’s directors and current executive officers beneficially owned, in the aggregate, 57,023,211 Cibus Units, which for purposes of this subsection excludes any Cibus PIUs and excludes Cibus Warrants. Certain Cibus Global directors and officers have also entered into Cibus Support Agreements in connection with the Mergers whereby such executive officers and directors have agreed to take certain actions to support the Transactions, including voting or acting by written consent with respect to all of their outstanding voting Cibus Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals, and agreed to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis. Cibus Global directors and executive officers will receive the same consideration for their Cibus Units on the same terms and conditions as other Cibus Unitholders.

Further, certain members of the Cibus Board and Cibus Global executive officers are expected to become the directors and executive officers of Cibus, Inc. upon the Closing. The compensation arrangements with Cibus Global’s directors and executive officers are discussed in the sections entitled “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers” and “Cibus Global Executive Compensation” in the Proxy Statement/Prospectus.

Interests of Calyxt Directors and Executive Officers in the Mergers

In considering the recommendation of the Calyxt Board with respect to approving the Mergers, Calyxt stockholders should be aware that certain members of the Calyxt Board and certain Calyxt, Inc. executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Calyxt stockholders. These interests may present them with actual or potential conflicts of interest. As of March 31, 2023, Calyxt, Inc.’s directors and current executive officers owned, in the aggregate, 1.7% of the shares of Calyxt Common Stock, which for purposes of this subsection excludes any Calyxt Common Stock issuable upon (i) exercise of Calyxt, Inc. options held by such individuals or (ii) vesting of Calyxt RSUs or Calyxt performance stock units (“PSUs”) held by such individuals. Certain Calyxt stockholders, directors and officers have also entered into Calyxt Support Agreements in connection with the Mergers whereby such stockholders, directors and officers have agreed to take certain actions to support the Transactions, including not transferring their shares during the term of such agreement, voting in favor of the Merger Agreement and the Transactions and voting against any alternative acquisition proposals.

Further, as a result of the Transactions, equity awards, including Calyxt, Inc. stock options, Calyxt RSUs and Calyxt PSUs held by certain directors and executive officers will accelerate and vest on the Closing. In addition, on a qualifying termination of employment following the Closing, certain executive officers would be owed cash severance payments and acceleration and vesting of equity awards under the Calyxt Executive Severance Plan or their applicable employment agreement. For more information, see the section entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers” in the Proxy Statement/Prospectus.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Please refer to the Proxy Statement/Prospectus (in particular, pgs. 19, 33-34, 46, 166-18) for certain information regarding the U.S. federal income tax consequences of the Cibus Merger.

Additionally, non-U.S. Equity Holders are provided the below additional context regarding the provided Certification of Nonrecognition:

•

The Cibus Merger is intended to constitute an “interests-over” transaction in which the Equity Holders (other than Electing Members to the extent of their Excluded Units) are deemed to contribute their Cibus Units or Cibus Warrants to Cibus, Inc. in exchange for Class A Common Stock in a transaction described under Section 351 of the Code. Accordingly, an Equity Holder is expected to not recognize gain from the Cibus Merger, except to the extent that the Equity Holder’s allocable share of Cibus Global’s liabilities exceeds the Equity Holder’s tax basis in its Cibus Units and Cibus Warrants exchanged for Class A Common Stock. As a consequence, in order to determine the U.S. federal income tax consequences of the Cibus Merger, each Equity Holder should consult its own tax advisor regarding its tax basis in its interests and its allocable share of Cibus Global’s liabilities.

•

If you are a non-U.S. person, you are being asked to provide a Certification of Nonrecognition, assuming you are able to do so. Under Section 1446(f) of the Code, the transferee of an interest in a partnership (or an interest in another type of entity treated as a partnership for U.S. federal income tax purposes) must withhold tax if the transferor is a non-U.S. person and a portion of the gain on the disposition of that partnership interest would be treated as effectively connected with the conduct of a trade or business within the United States. However, transferee of a partnership interest does not have an obligation to withhold if it receives from the transferor a certification stating that the transferor is not required to recognize any gain or loss with respect to the transfer by reason of the operation of a nonrecognition provision of the Code. Accordingly, to mitigate the foregoing withholding tax considerations, please complete and sign the provided Certification of Nonrecognition indicating you will recognize no gain from the Cibus Merger by reason of the operation of Section 351 of the Code (if such statement would be true in your circumstances taken into consideration the principles discussed in the prior paragraph).

[Included in the PNC PAID portal you will find a document regarding certain tax disclosures, which provides information regarding certain tax consequences of the Mergers, including the Up-C structure of Cibus, Inc. following the Closing. While this information may be helpful in determining whether and how to make an election for Up-C Units in connection with the Mergers, the information provided is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Cibus stakeholder. The summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Mergers to you.]

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 321 of the Proxy Statement/Prospectus sets forth the unaudited pro forma combined financial information presents the combination of the historical financial statements of Calyxt and the historical financial statements of Cibus Global, after giving effect to the Mergers, as further described in Note 1 therein. The unaudited pro forma combined financial information therein gives effect to the transaction accounting adjustments, which consist of the Mergers, but does not give effect to the Reverse Stock Splits, the Continuing Series F Financing and the Potential Calyxt Financing described elsewhere in this Disclosure Statement and the Proxy Statement/Prospectus.

You should read the unaudited pro forma combined financial information in the Proxy Statement/Prospectus, together with the discussion and analysis of our financial condition and results of operations discussed in the sections entitled “Calyxt Management’s Discussions and Analysis of Financial Condition and Results of Operations” and “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 256 and 271, respectively, of the Proxy Statement/Prospectus and the related notes appearing elsewhere in the Proxy Statement/Prospectus.

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The sections entitled “Calyxt Management’s Discussions and Analysis of Financial Condition and Results of Operations” and “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 256 and 271, respectively, of the Proxy Statement/Prospectus, provide a discussion and analysis of the financial condition and results of operation of Calyxt and Cibus Global, respectively. The discussion and analysis also summarizes the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the combined company, including the ability to support the combined company’s current and planned operations.

You should read the discussion and analysis of financial condition and results of operations in the Proxy Statement/Prospectus together with the pro forma financial statements in the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 321 of the Proxy Statement/Prospectus, and the related notes appearing elsewhere in the Proxy Statement/Prospectus. Some of the information contained in the discussion and analysis of financial condition and results of operations or set forth elsewhere in the Proxy Statement/Prospectus, including information with respect to Calyxt’s and Cibus Global’s plans and strategy for their respective businesses, includes forward-looking statements that involve risks, uncertainties and assumptions.

As a result of many factors, including those factors set forth in the section entitled “Risk Factors” beginning on page 40 of the Proxy Statement/Prospectus, the actual financial condition and results of operations of Calyxt and Cibus Global could differ materially from the financial condition and results of operations described in or implied by these forward-looking statements. You should carefully read the section entitled “Risk Factors” beginning on page 40 of the Proxy Statement/Prospectus to gain an understanding of the factors that could cause actual results to differ materially from the forward-looking statements set forth in the Proxy Statement/Prospectus. Please also see the sections titled “Cautionary Statement Concerning Forward-Looking Statements” and “Market and Industry Data” beginning on pages 114 and 11, respectively, of the Proxy Statement/Prospectus.

RISK FACTORS

Both Calyxt and Cibus Global are subject to various risks associated with their businesses and their industries. In addition, the Mergers pose a number of risks to each company and its respective stockholders, including the possibility that the Mergers may not be completed and the following risks:

Risks Related to the Mergers

•

The exchange ratio will not change or otherwise be adjusted based on the market price of Calyxt Common Stock as the exchange ratio is fixed as of the date of the Merger Agreement, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•

Because the exchange ratio is fixed as of the date of the Merger Agreement, any Dilutive Issuances will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt stockholders and Cibus Unitholders.

•

Calyxt stockholders and Cibus Unitholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers and the potential Dilutive Issuances.

•

Failure to complete the Mergers may result in either Calyxt or Cibus Global paying a termination fee to the other party and could significantly harm the market price of Calyxt Common Stock and negatively affect the future business and operations of each company.

•

The Merger Agreement and the issuance of Shares to holders of pre-Closing Cibus Units, pre-Closing Cibus PIUs and Cibus Warrants (“Cibus Unitholders”) pursuant to the Merger Agreement must be approved by Calyxt stockholders, and the Merger Agreement and the Mergers must be approved by the Cibus Unitholders and the equityholders of the Blockers. Failure to obtain these approvals would prevent the Closing.

•

Some Calyxt and Cibus Global executive officers and directors have interests in the Mergers that are different from the Calyxt stockholders and Cibus Unitholders, respectively, and that may influence them to support or approve the Mergers without regard to the interests of the Calyxt stockholders and Cibus Unitholders.

•	If the conditions to the Mergers are not satisfied or waived, the Mergers will not occur.

For additional information, see the sections entitled “Risks Related to the Mergers” beginning on page 40 of the Proxy Statement/Prospectus.

Risks Related to the Reverse Stock Splits

•	The Reverse Stock Splits could result in a significant devaluation of Calyxt’s market capitalization and the trading price of Calyxt Common Stock.

•	The Reverse Stock Splits may not increase the price of the Class A Common Stock over the long term.

•	The Reverse Stock Splits may decrease the liquidity of the Class A Common Stock.

•	The Calyxt Board will determine the ratios of the Reverse Stock Splits in its discretion and may consider a variety of factors in making its determination.

For additional information, see the sections entitled “Risks Related to the Reverse Stock Splits” beginning on page 47 of the Proxy Statement/Prospectus.

Risks Related to Calyxt

•

There is no assurance that the Transactions will be completed in a timely manner or at all. If the Transactions are not consummated, Calyxt’s business could suffer materially and its stock price could decline.

•

If the Transactions are not completed, the Calyxt Board may decide to pursue a liquidation and dissolution of Calyxt. In such an event and in light of Calyxt’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to stockholders.

•

Calyxt has engaged in cost reduction and other cash-focused measures, which may result in challenges in managing its business and executing on its business strategy while successfully completing the Transactions.

•	The issuance of Shares to Cibus Global equityholders in the Transactions will dilute substantially the voting power of Calyxt stockholders.

•

If the Mergers are not completed, Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional near-term financing, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or cease operations.

•

Calyxt’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.

•	Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Calyxt, could negatively impact its competitive position.

•	Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of Calyxt’s products and technologies and could harm its business.

•

If Calyxt is unable to maintain compliance with Nasdaq’s listing requirements, the Calyxt Common Stock may be delisted from The Nasdaq Capital Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for holders of Calyxt Common Stock to sell their shares.

•	Changes to Calyxt’s strategic business focus have placed significant demands on Calyxt’s management and Calyxt’s infrastructure.

For additional information, see the sections entitled “Risks Related to Calyxt” beginning on page 48 of the Proxy Statement/Prospectus.

Risks Related to Cibus

•	Cibus Global’s operating history makes it difficult to assess its future prospects.

•	Cibus Global has incurred significant losses and anticipates that it will continue to incur significant losses for several years.

•	Cibus Global faces significant competition and many of its competitors have substantially greater financial, technical and other resources than Cibus Global does.

•	Cibus Global relies on gene-editing technologies that may become obsolete in the future.

•	Cibus Global’s success is partially dependent on its ability to make accurate predictions about customer demand in its industries.

•	Ethical, legal and social concerns about the use of gene-edited plants and microorganisms could limit licensing demand for Cibus Global’s intellectual property.

•	Cibus Global’s ability to compete may decline if it does not adequately protect its intellectual property proprietary rights.

•	Cibus Global will need to develop and expand its company, and Cibus Global may encounter difficulties in managing this development and expansion, which could disrupt its operations.

For additional information, see the sections entitled “Risks Related to Cibus” beginning on page 70 of the Proxy Statement/Prospectus.

Risks Related to the Combined Company

•

Cibus’s ongoing warrant purchase payment obligations (“Royalty Liability”) may contribute to net losses for the combined company and cause the value for securities of the combined company to fluctuate.

•

The unaudited pro forma combined financial statements included in the accompanying proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Transactions.

•	The combined company may fail to realize the anticipated benefits of the Transactions.

•	The failure to successfully integrate the businesses and operations of Calyxt and Cibus Global in the expected time frame may adversely affect the combined company’s future results.

•	The future operating results of the combined company will suffer if the combined company does not effectively manage its operations following the Transactions.

For additional information, see the sections entitled “Risks Related to the Mergers” beginning on page 97 of the accompanying proxy statement/prospectus.

Risks Related to the Organizational Structure of the Combined Company

•

Cibus, Inc. will be a holding company and its only material asset after completion of the Transactions will be its interest in Cibus Global, and it is accordingly dependent upon distributions from Cibus Global to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

•

In certain circumstances, Cibus Global will be required to make distributions to Cibus, Inc. and the other holders of Cibus Common Units, and the distributions that Cibus Global will be required to make may be substantial.

•	Cibus, Inc. will be required to make payments to the TRA Parties pursuant to the Tax Receivable Agreement for certain tax benefits Cibus, Inc. may receive and the amounts payable may be substantial.

•

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits Cibus, Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

•

If Cibus Global were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Cibus, Inc. and Cibus Global might be subject to potentially significant tax inefficiencies, and Cibus, Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

For additional information, see the sections entitled “Risks Related to the Organizational Structure of the Combined Company” beginning on page 108 of the Proxy Statement/Prospectus.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” beginning on page 40 of the Proxy Statement/Prospectus. Calyxt and Cibus Global both encourage you to read and consider all of these risks carefully.

COMPARISON OF MEMBERS’ AND STOCKHOLDERS’ RIGHTS

Calyxt, Inc. is incorporated under the laws of the State of Delaware and the rights of Calyxt stockholders are governed by the laws of the State of Delaware, including the DGCL, the Calyxt Certificate of Incorporation and the Calyxt Bylaws.

Cibus Global is a Delaware limited liability company and the rights of Cibus Unitholders are governed by the laws of the State of Delaware, including the DLLCA and the second amended and restated limited liability company agreement of Cibus Global prior to the Transactions (“Cibus Operating Agreement”).

If the Mergers are completed, (1) Cibus Unitholders who receive Shares will become stockholders of Cibus, Inc., and (2) each share of Calyxt Common Stock held by a Calyxt stockholder will automatically remain outstanding as a share of Class A Common Stock, and in each case the rights of the stockholders of Cibus, Inc. will be governed by the DGCL, the Amended Bylaws and the Amended Certificate of Incorporation. The rights of Cibus Unitholders contained in the Cibus Operating Agreement differ from (1) the rights of the Calyxt stockholders under the Calyxt Certificate of Incorporation and the Calyxt Bylaws and (2) the post-Mergers rights of Cibus, Inc. stockholders, as more fully described under the section entitled “Comparison of Stockholders’ Rights” beginning on page 339 of the Proxy Statement/Prospectus.

*	Information in brackets is included only in the version provided to Top 99 Holders